UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

JD Logistics Acquires the Remaining 36.43% Equity Interest in Kuayue-Express

On December 6, 2024, JD Logistics, Inc. (together with its subsidiaries and consolidated affiliated entities, “JD Logistics”) (HKEx: 2618), a consolidated subsidiary of JD.com, Inc., entered into an equity transfer agreement to purchase the remaining equity interest of approximately 36.43% in Kuayue-Express Group Co., LTD. (“Kuayue-Express”), in which JD Logistics already had approximately 63.57% equity interest, at a purchase price of up to RMB6,484 million (the “Proposed Transaction”), subject to adjustments as set out in the equity transfer agreement. After the completion of the Proposed Transaction, JD Logistics will hold 100% equity interest in Kuayue-Express. The Proposed Transaction will be completed in a series of steps and is subject to customary closing conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Ian Su Shan
Name	:	Ian Su Shan
Title	:	Chief Financial Officer

Date: December 6, 2024